  SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

  Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at July 13, 2004

  ANOORAQ RESOURCES CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: July 20, 2004

* Print the name and title of the signing officer under his signature

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Anooraq Resources Corporation
1020-800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
www.anooraqresources.com

ANOORAQ AND PELAWAN APPOINTS
DR. POPO SIMON MOLEFE AS KEY SOUTH AFRICAN ADVISOR

July 13, 2004 , Vancouver , BC . Ronald W. Thiessen, President and CEO, Anooraq Resources Corporation (TSX Venture-ARQ; AMEX-ANO) and Tumelo M. Motsisi, Chairman of Pelawan Investments (Proprietary) Limited ("Pelawan"), are pleased to announce that Dr. Popo Simon Molefe has been engaged as an advisor to Pelawan and Anooraq. Dr. Molefe is the former Premier of the North West Province in South Africa, a position that he held for two successive terms. A well-respected and honoured politician, Dr. Molefe has gained tremendous recognition for both his political leadership and his ability to bring commercial investment to the North West Province.

Anooraq is actively engaged in the advancement of major platinum group metals projects in the Bushveld Complex, the world's premier PGM environment. In addition to its attractive mineral holdings on the Northern and Western Limbs of the Bushveld, Anooraq recently received a key approval from the South African Reserve Bank for a reverse takeover by Pelawan. On completion of this transaction, the Company will acquire 50% of the substantial, advanced stage Ga-Phasha PGM project on the Eastern Limb, and will be transformed into a Black Economic Empowerment company, a status that is required for it to conduct development of new mines in South Africa.

Anooraq and Pelawan have agreed that the post-transaction Board will be comprised of nine persons - three independents, and three from each of the current Boards of Anooraq and Pelawan. Dr. Molefe would become a Director and Co-Chairman of the Board, joining Tumelo Motsisi, BA, LLM, MBA, Deputy Chief Executive Officer and Managing Director, Harold Motaung, BSc, MBA, Chief Operations Officer as Pelawan's nominees. Anooraq would retain Ronald W. Thiessen, BComm, CA, in his role as President and Chief Executive Officer, as well as Robert A. Dickinson, MSc, and Jeffrey R Mason, BComm, CA, as Co-Chairman and Chief Financial Officer, respectively. Scott D. Cousens, currently a Director of the Company, would assume the position of Vice President, Investor Relations and Corporate Finance. Mr. Thiessen, Mr. Dickinson and Mr. Cousens would also retain their positions on the Board of Directors. Three additional directors have yet to be finalized.

Mr. Thiessen said "Dr. Molefe brings a wealth of understanding and experience that will be a valued asset to the Company."

For further details on Anooraq and its properties in South Africa, please visit the Company's website at www.anooraqresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Completion of the transaction is subject to a number of conditions, including but not limited to, Exchange acceptance and disinterested Shareholder approval. The transaction cannot close until the required Shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all. Investors are cautioned that, except as disclosed in the Management Information Circular and/or Filing Statement to be prepared in connection with the transaction, any information released or received with respect to the RTO may not be accurate or complete and should not be relied upon. Trading in the securities of Anooraq should be considered highly speculative.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.